Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com

Nigeria: Further extension of the Usan discovery and approval of the field development plan by NNPC
Paris, August 1st, 2005 — Total announces that its Nigerian operating subsidiary, Elf Petroleum Nigeria Ltd. (EPNL) has successfully drilled two appraisal wells in the Usan field in deepwater Oil Prospecting License (OPL) 222, offshore south eastern Nigeria.
The Usan field is located 110 kilometres offshore in water depths of approximately 800 metres. The field was discovered in 2002. In 2004, a western Usan extension was confirmed by the drilling of Usan 5 and 6. This year, Usan 7 and 8 confirmed an eastern extension of the Usan field.
The Field Development Plan has been approved by NNPC, the concessionaire of the licence. Additional approval will be sought from the Department of Petroleum Resources in the near future. The plan features a development of the Usan field with 35 subsea wells connected to a 2 million barrel capacity floating production storage and offloading (FPSO) by subsea lines and risers. The processing capacity is around 150,000 barrels of oil per day. First oil is planned by 2010.
NNPC is concessionaire for OPL 222 under a Production Sharing Contract operated by Elf Petroleum Nigeria Ltd. (20%), in partnership with Chevron Petroleum Nigeria Ltd. (30%), Esso Exploration and Production Nigeria (Offshore East) Ltd. (30%) and Nexen Petroleum Nigeria Ltd. (20%).
Present in Nigeria since 1962, Total’s equity production was 271,000 barrels of oil equivalent per day in 2004. The Group recently launched the development of the deep offshore Akpo field which will enter into production late 2008 at a plateau of 225,000 barrels of oil equivalent per day. Total also holds a 15% partnership interest in the Bonny gas liquefaction plant, where train four will come on stream by the end of this quarter and train five before the end of this year.
* * * * * *
Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com